Annual Report

Cover Page

Name of issuer:

Swift Rails, Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 9/18/2019

Physical address of issuer:

340 Pleasant View Drive
Lancaster NY 14086

Website of issuer:

https://www.swiftrails.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$142,909.00	$307,315.00
Cash & Cash Equivalents:	$17,129.00	$231,954.00
Accounts Receivable:	$23,452.00	$1,102.00
Short-term Debt:	$2,061.00	$9,536.00
Long-term Debt:	$0.00	$67,600.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($205,022.00)	($225,415.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, IV

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Swift Rails, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☑ Yes ☐ No

Reason for failure to comply:

`<p>Late filing. 2020 financials previously included in previous Form C.</p>`

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Anthony Gale	Chief Operating Officer	Swift Rails, Inc.	2019
Kevin Neumaier	Chief Executive Officer	Swift Rails, Inc.	2019
Daryl Anderson	Chief Financial Officer	Swift Rails, Inc.	2019
James Enright	Automotive Technician	Russo's Automotive Service	2019
Mark Cotter	Safety Engineer	GSD Trading USA Inc.	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Anthony Gale	COO	2019
Kevin Neumaier	CEO	2019
Kevin Neumaier	President	2019
Daryl Anderson	CFO	2019
Daryl Anderson	Secretary	2019
Daryl Anderson	Treasurer	2019
James Enright	Vice President	2019
James Enright	Chief Design Officer	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Kevin Neumaier	575776.0 Common Stock	33.37
James Enright	473906.0 Common Stock	27.46

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the

accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Personalized Transit System has not been built. The System is the first of its kind.

The Personalized Transit System has been substantially designed by the Company. While a full-scale vehicle prototype and outdoor test track have been built, there is no existing complete system or pilot system in a real-world application. Consequently, there is no guarantee that the Personalized Transit System will work as conceived or that any of the Company's projections will be achieved.

The Personalized Transit System involves implementation of multiple technologies, including software to run the system and a cell phone app.

The implementation of the Personalized Transit System included integration with operational software and will eventually include cell phone apps than enable customers to hail vehicles. The general logic, features and required capabilities of this cell phone app and how it will integrate with the overall vehicle management system has been well thought out. The Company will begin the development of the app software with a portion of the proceeds from this offering.   The Company will use a combination of internal and external resources in developing these systems.

We are an early stage company with no historical performance.

We are a development stage company. We have not generated any sales revenue to date. Any and all statements about future operational and financial performance are forward-looking statements. Actual results may vary materially from these statements.

We will require additional financing.

Our best estimate is that if the maximum offering amount is met the Company will require additional operating capital within 18 months. There is no assurance that the Company will be able to obtain such additional financing or that it can be obtained upon terms that are acceptable to our shareholders. Our projects are capital intensive. We may finance each transportation system individually using a combination of public and private funding. In some cases, the Company will form special purpose subsidiaries to own and operate a project. The Company may not own 100% of these subsidiaries and may not control these subsidiaries. Additional financing will dilute your share of the Company's equity. If we cannot secure sufficient additional financing, we may be forced to forego strategic opportunities or delay, scale back or eliminate further development of our goals and objectives, operations and investments.

The Company relies on its intellectual property which may not be adequate and may be difficult to protect.

The Company's Personalized Transit System was developed by Swift Rails, LLC, a predecessor entity to the Company under common control with the Company. The Company believes that all of the intellectual property comprising the Personalized Transit System will be owned or controlled by the Company or otherwise legally available to the Company, but there is no assurance that challenges to the Company's rights may not emerge. The Company has applied for certain patents related to the System. A non-provisional patent covering the general system design and switching mechanisms was filed in October 2017 ("Intelligent Transportation System and Method", 101950-1-PCT), and an international application was filed in October 2018 (PCT/US18/57506).

Our intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Any failure by the Company to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with vendors, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We do not expect to pay dividends in the future. Any return on investment may be limited to the value of our stock.

We have never paid cash dividends on our common or preferred stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our preferred or common stock will depend on earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant.

The Company's limited operating history makes the Company's business difficult to evaluate.

The Company was formed on September 18, 2019. Therefore, its prospects must be considered in light of the risks and uncertainties encountered by companies in an early stage of development in a competitive market. The Company has a history of operating losses, expects to continue to incur net losses in the immediate future, and may not achieve or maintain profitability for some time or at all. There can be no assurance that the Company will successfully implement its business, which could have a material adverse effect on its business. The Company cannot guarantee that it will achieve its stated business objectives or achieve positive or competitive results from its operations.

The Company's success depends on the experience and skill of the Board of Directors, the management team, its executive officers and key employees.

As of the date hereof, the Company has employment and confidentiality agreements in place with all employees, including college interns. The expected compensation ranges for senior employees of the Company will be substantially below their earning power in the market. This differential will be offset by equity compensation. As the Company grows, a corporate body of knowledge will be produced and taught to other employees in order to facilitate growth. As this happens, any change in management's ability to operate the business due to disability, illness, or for any other reason, would cause a significant loss in production capability, which would have a material adverse effect on the Company's business and prospects.

General economic conditions and volatility due to the Coronavirus in the worldwide economy has adversely affected consumer spending in certain sectors, which may negatively affect the Company.

The Company's performance will depend significantly on economic conditions, particularly those in the United States. Spending on capital investments is affected by a number of factors, including consumer confidence in the strength of economies, fears of recession, the tightening of credit markets, higher levels of unemployment, higher tax rates, the cost of credit and other factors. These unfavorable economic conditions may cause public and private entities to reduce or eliminate infrastructure spending.

Issues related to Permitting and Rights-of-Way could significantly affect our projects.

Permitting and right-of-way access in the case of each project will vary significantly and may be implemented differently in different jurisdictions. The Personalized Transit System is expected to require easement rights (or similar rights depending on the jurisdiction) for the erection of its poles and track. The Company may seek additional property rights, which may include fee title, for its stations. The acquisition of these rights may entail securing property rights or easements from each property owner whose property will have poles or rails traversing their property. In some cases the Company may require municipal approvals. As the Company wins contracts to build and install the Personalized Transit System, the Company will evaluate each project's legal requirements and will determine how they can be met on a case-by-case basis.

Our securities will not be freely tradable until one year from the initial purchase date. Although our securities may be tradable under federal securities law, state securities regulations may apply, and each purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for our securities. Because our securities have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, our securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of our securities may also adversely affect the price that you might be able to obtain for our securities in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Shares for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to us.

No governmental agency has reviewed or passed upon this Offering, our company or any Securities of our company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

There is no guarantee that a purchaser of our securities will ever realize a return on his/her/its investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read the Form C and all Exhibits carefully and should consult with his/her/its own attorney and business advisor prior to making any investment decision.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, we cannot predict whether we will successfully effectuate our current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Shares and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

COVID-19.

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

James Enright and Anthony Gale are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	1,388,503	Yes ⌄
Preferred Stock	500,000	60,667	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	276,350

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
1/2020	Section 4(a)(2)	Common stock	$70,000	General operations
6/2020	Other		$67,600	General operations
1/2021	Other		$67,632	General operations
3/2021	Regulation Crowdfunding	Preferred stock	$352,475	General operations
12/2021	Other		$30,569	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20

percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;

4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Kevin Neumaier
Amount Invested	$8,800.00
Transaction type	Priced round
Issue date	05/14/15
Relationship	CEO

Name	Ellen Neumaier
Amount Invested	$100,000.00
Transaction type	Priced round
Issue date	05/27/15
Relationship	Mother of CEO

Name	Ellen Neumaier
Amount Invested	$70,000.00
Transaction type	Priced round
Issue date	01/30/20
Relationship	Mother of CEO

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We have a cool new kind of transportation. Super efficient 1 to 4 person autonomous vehicles powered by electric motors using renewable energy that travel rapidly on a highway of ultra-light rails elevated 12-15 feet by a small pole similar to a light post. Vehicles are hailed on-demand like an Uber and quickly take you directly to your destination with no stops in between. Radically cheaper and better than regular transit, our system is the solution to clean, sustainable ground transportation.

It's our mission to provide sustainable, safe and equitable transportation to the world. In 5 years, we hope to have multiple systems in operation, revenue of approximately $150M, and $600M - $1 billion of projects in development. We aim to have our model be proven and be poised for rapid global expansion. Ultimately, we intend to replace 25% of automobile traffic globally. By 2040, our goal is to reduce carbon emissions by 2.4 billion tons annually and avoid 10 million accidents. Projections cannot be guaranteed.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Swift Rails, Inc. was incorporated in the State of Delaware in September 2019.

Since then, we have:

- Cool, on-demand personal vehicles take you safely and directly to your stop with zero emissions

- Disruptive innovation for $600 billion transit market

- We're well positioned to benefit immensely from the $1.2 trillion infrastructure bill

- Great team - CEO led a public company that completed 50,000 projects in over 100 countries

- Growing sales pipeline already has $200 million in good-to-excellent opportunities

- We've spoken to hundreds of transportation professionals and they love our concept

- Our vehicles enable social distancing - current transit has a huge COVID-19 problem

Historical Results of Operations

Our company was organized in September 2019 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $0 compared to the year ended December 31, 2020, when the Company had revenues of $0.

- *Assets.* As of December 31, 2021, the Company had total assets of $142,909, including $17,129 in cash. As of December 31, 2020, the Company had $307,315 in total assets, including $231,954 in cash.

Net Loss. The Company has had net losses of $205,022 and net losses of $225,415 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

Liabilities. The Company's liabilities totaled $2,061 for the fiscal year ended December 31, 2021 and $77,136 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $531,275 in equity, $135,233 in PPP loans, and $27,968 in grants.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12-18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12-18 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Swift Rails, Inc. cash in hand is $46,358, as of February 2022. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $11,616/month, for an average burn rate of $11,616 per month. Our intent is to be profitable in 12 months.

Our financials cover up through December 31, 2021 which is less than two months ago as of this writing. No material changes have occurred during that period. However, we have received significant cash payments since year-end 2021.

Monthly costs remain relatively low and flexible. We did receive $19,538 from our NYSERDA grant on January 27, 2022. The NYSERDA grant covers 90% of our interns' gross salary.

On February 19, 2022 we received a check for $33,983 as partial payment of a total expected amount of $43,870 from the Employee Retention Tax Credit (ERTC). As an eligible startup, the credit reflects a portion of our 3Q21 and 4Q21 payroll.

As a result of receiving the NYSERDA and ERTC payments, our cash balances have improved since December 31, 2021.

Due to the nature of our business, which will be characterized by very large, lumpy sales, it's difficult to project revenue, particularly as a startup which has not gone through multiple complete sales cycles. Our average unit sale will typically be tens of millions of dollars, and have a long sales cycle, which is very different than selling a typical retail product or software subscription. As such, we do not have small incremental sales revenue which can be easier to forecast. We do have a number of potential projects in the pipeline, but timing revenue on those is difficult. Since expenses will be directly impacted by contract wins, for which we do not have control of the timing, it is difficult to map out our revenues and expenses by month. Monthly expenses over the next 3-6 months are expected to be approximately $15,000, but we have flexibility to reduce those if necessary. Our expenses will ramp higher once we begin to scale up operations in order meet contracted delivery requirements.

We are still pre-revenue, we are not yet profitable. We have a number of projects in our sales pipeline which we believe have good-to-excellent probabilities, and we expect to be profitable on our first contract. With relatively low fixed monthly expenses that are fairly flexible, we believe $50,000 in additional funding would be enough to fund our operations, when combined with our current cash on hand, and current grants, until we officially close our first sale.

Since our average project sizes are quite large (tens of $millions) and we expect to be profitable on the first project, and believe it would be possible to organically fund our growth. However, we do expect to raise more capital within 12-18 months in order to enable growth at a faster rate than would be organically possible.

We currently have approximately $46,000 in cash. In addition, we have a NYSERDA grant which covers 90% of the salary cost of our college interns. Our fixed expenses are quite low, so we have more than enough resources to cover short-term burn throughout the campaign. By June 2022, we expect to receive approximately $9,800 in additional funds from the Employee Retention Tax Credit in March 2022.

Any projections mentioned above are forward-looking and cannot be guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Daryl Anderson, certify that:

(1) the financial statements of Swift Rails, Inc. included in this Form are true and complete in all material respects ; and

(2) the tax return information of Swift Rails, Inc. included in this Form reflects accurately the information reported on the tax return for Swift Rails, Inc. filed for the most recently completed fiscal year.


Daryl Anderson
Chief Financial Officer

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of "XX" as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and Christopher Hawes as the lead investor ("the Lead Investor") who provides services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent and proxy agent on behalf of all Investors that enter into the Custodial and Agreement with XX Investments through the Wefunder Portal Website. XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX investments votes the securities and takes any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments does not charge Investors for its services. XX Investments does charge the Company $1,000.00/year for its services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with on the Investor's behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of our XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team may share its compensation with our Lead Investor. XX Team, through our Lead Investor, also provides consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and may share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company's behalf) or from Investors. The Lead Investor has been chosen by the company and approved by Wefunder Inc. The Lead Investor is Christopher Hawes. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstanced, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through the Wefunder Portal must agree to (1) hire XX Investments to serve at custodian, paying agent and proxy agent with respect to the Company's securities: (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distributions from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor on its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX -Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.swiftrails.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

   Anthony Gale
   Daryl Anderson
   James Enright
   Kevin Neumaier
   Mark Cotter

Appendix E: Supporting Documents

   Officer_and_Director_Information.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

   Early Bird Swift Rails Subscription Agreement

   Swift Rails Subscription Agreement

Appendix C: Financial Statements

   Financials 1

Appendix D: Director & Officer Work History

   Anthony Gale

   Daryl Anderson

   James Enright

   Kevin Neumaier

   Mark Cotter

 Appendix E: Supporting Documents

   Officer_and_Director_Information.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Swift Rails, Inc.

By

Daryl Anderson
CFO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Kevin Neumaier
CEO
3/15/2022

Anthony Bruce Gale
COO
3/11/2022

Daryl Anderson

CFO
3/11/2022

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.